Item 23:   Market Data

    a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

Crossfinder determines the NBBO using a CSSU system that combines direct market data feeds from most market centers and the SIP for one market center. As of the date of this Form ATS-N filing, Crossfinder receives direct market data feeds from:

Direct Data Feeds
• Nasdaq: Nasdaq, Nasdaq BX, Nasdaq PSX
• NYSE: NYSE, NYSE Arca, NYSE American, NYSE National, CHX
• CBOE: BZX, BYX, EDGA, EDGX
• IEX
• MEMX
• MIAX PEARL

SIP
• LTSE

In the event that there is a problem with one or more of the direct market data feeds, the internal system may switch temporarily to the SIP market data feed for the affected market center(s) while continuing to determine the NBBO using the direct market data feeds for all other exchanges. In the event that Crossfinder operates out of its secondary, disaster recovery site, Crossfinder will use the NBBO as published by the SIP for all market centers.

The VWAPX process uses trade messages from the SIP market data feed in its calculations of the VWAP price. The VWAP price for the execution of VWAPX Orders is calculated using all regular trades from the VWAPX Pricing Period (for example, derivatively priced trades are excluded from the VWAP price calculation).

    b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

Yes ☑ No•

If no, identify and explain any differences.